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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULES 13D-1(b),(c), AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)



                        Vulcan International Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    929136109
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 262-8577
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 30, 1998**
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                / / Rule 13d-1(d)


**The Company's Form 10-K was filed on March 30, 1998 and listed the number of outstanding shares as of January 31, 1998 as 1,211,344. The reporting person's acquisition of shares on March 6, 1998 resulted in his beneficial ownership of more than 5% of the reported securities based on the number of outstanding shares reported in the Form 10-K filed on March 30, 1998. The reporting person however calculated his percentage of outstanding shares beneficially owned on March 6, 1998 to be 4.9% and did not file a Schedule 13G at that time because the number of outstanding shares listed on the Company's public filings available at that time was 1,237,944 and the reporting person was not otherwise aware of the decrease in the number of outstanding shares as of January 31, 1998.
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                                  SCHEDULE 13G


CUSIP NO.          929136109                                   PAGE 2 OF 4 PAGES



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  / /
                                                                        (B)  / /
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                  5         SOLE VOTING POWER

                                            57,815
                NUMBER OF
                 SHARES           6         SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY                     3,200
                  EACH
                REPORTING         7         SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                      57,815

                                  8         SHARED DISPOSITIVE POWER

                                             3,200


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         61,015

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.0%

12       TYPE OF REPORTING PERSON

         IN-00**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.
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                                                                     Page 3 of 4

Item 1(a).   Name of Issuer:          Vulcan International Corporation

Item 1(b). Address of Issuers's Principal Executive Offices: 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801

Item 2(a).   Name of Person Filing:               Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             4550 Gordon Drive, Naples, Florida 33940

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:  Common Stock, no par value

Item 2(e).   CUSIP Number:     929136109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: Miller shares dispositive and voting power on 3,200 of the reported securities as an adviser to the trustee of certain family trusts. Miller has solve voting and dispositive power on 57,815 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gifts to Minors Act, (ii) as an individual, and/or (iii) as the manager of the general partner of a limited partnership.

             (a)   61,015

             (b)   5.0%

             (c)   (i) sole voting power: 57,815

                   (ii) shared voting power: 3,200

                   (iii) sole dispositive power: 57,815

                   (iv) shared dispositive power: 3,200

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable
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                                                                     Page 4 of 4
Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         April 3, 1998
                                         ---------------------------------------



                                         /s/ Lloyd I. Miller, III
                                         ---------------------------------------
                                         Lloyd I. Miller, III